                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

   Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                               Requirements (1)
                                  Consolidated
                             (Thousands of Dollars)



                                                                           Years Ended December 31
                                                 -------------------------------------------------------------------
                                                   1994           1993          1992          1991           1990
                                                 ---------      ---------     ---------     ---------      ---------
Fixed charges, as defined:
  Interest on long-term debt                     $  49,566      $  47,129     $  51,727     $  52,801      $  56,202
  Amortization of debt expense
    and premium - net                                3,511          3,004         1,814         1,751          1,558
  Interest portion of rentals                        1,282            924         1,105         1,018          1,012
                                                 ---------      ---------     ---------     ---------      ---------
      Total fixed charges                        $  54,359      $  51,057     $  54,646     $  55,570      $  58,772
                                                 =========      =========     =========     =========      =========

Earnings, as defined:
  Net income from continuing ops.                $  77,197      $  82,776     $  72,267     $  70,631      $  72,147
  Add (deduct):
    Income tax expense                              44,696         42,503        41,330        38,086         33,150
    Total fixed charges above                       54,359         51,057        54,646        55,570         58,772
                                                 ---------      ---------     ---------     ---------      ---------
      Total earnings                             $ 176,252      $ 176,336     $ 168,243     $ 164,287      $ 164,069
                                                 =========      =========     =========     =========      =========


Ratio of earnings to fixed charges                    3.24           3.45          3.08          2.96           2.79


Fixed charges and preferred
  dividend requirements:
  Fixed charges above                            $  54,359      $  51,057     $  54,646     $  55,570      $  58,772
  Preferred dividend requirements (2)               13,668         12,615        10,716        14,302         12,287
                                                 ---------      ---------     ---------     ---------      ---------
      Total                                      $  68,027      $  63,672     $  65,362     $  69,872      $  71,059
                                                 =========      =========     =========     =========      =========

Ratio of earnings to fixed charges
  and preferred dividend requirements                 2.59           2.77          2.57          2.35           2.31


(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).

(2) Preferred dividend requirements have been grossed up to their pre-tax level.